

NEWS RELEASE

Orla Mining Discovers Potential Two-Kilometre Extension at Musselwhite
High-grade drilling confirms significant expansion opportunity along proven gold trend

Vancouver, BC – Oct 6, 2025 – **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") announces major exploration success at the Musselwhite Mine in northwestern Ontario, with drilling confirming a potential two-kilometre extension of the mine's main gold trend beyond current resources.

Key Discovery Highlights:

- **Mine Trend Extension Confirmed:** Deep directional drilling has intersected high-grade gold mineralization 1.6 kilometres along strike from current operations, including **4.1 metres at 15.1 g/t Au** with visible gold observed. Favourable geology continues an additional 400 metres, suggesting the trend may extend up to two kilometres beyond existing resources.
- **Underground Resource Growth**: High-grade intersections in active mining areas support ongoing resource replacement and expansion, including **10.1 metres at 27.2 g/t Au** and **15.7 metres at 6.89 g/t Au**.
- **Near-Mine Satellite Potential**: Surface drilling within 10 kilometres of the mill has identified multiple targets for potential open-pit satellite deposits, advancing medium-term feed sources.

Strategic Significance:

Musselwhite has produced over 6 million ounces of gold during its 28-year operating history and currently hosts 1.5 million ounces of proven and probable reserves. These exploration results indicate substantial potential to extend mine life and increase production from one of Canada's longest-operating gold mines.

"These results validate our investment thesis for Musselwhite – this is a rare, high-quality asset with the geological continuity to support decades of additional production. We've confirmed high-grade mineralization extends far beyond current resources, positioning us for significant resource growth."

– *Sylvain Guerard, Orla's Senior Vice President, Exploration*

$25 Million Exploration Program Delivering Results:

Following Orla's acquisition from Newmont Corporation in February 2025, the Company launched an aggressive two-year exploration program designed to accomplish the following:

1. **Test Mine Trend Extensions:** Deep directional surface drilling to test the down-plunge extension of the Mine Trend one kilometre beyond historical surface drilling (11,000 metres).

2. **Replace and Expand Underground Resources**: Underground drilling for reserve, resource, and inventory definition to support production and growth (38,000 metres).

3. **Identify Satellite Deposits**: Near-mine surface drilling to evaluate targets for potential shallow open-pit satellite deposits within a 10 km-radius of the mill (6,500 metres).



The 2025 program is approximately 65% complete, with drilling continuing through year-end using four surface and four underground diamond rigs. The program is focused on defining the extent and continuity of mineralization across priority zones, particularly along the Mine Trend extension, with the objective of establishing sufficient geological confidence to consider opportunities that increase annual gold production.



MUSSELWHITE MINE
PLANVIEW
N
Mine Trend Down
Plunge Extension
PQE UG
Lynx UG
Redwing UG
Camp Bay
Musselwhite Mill
Midway
Karl Zeemal
Bottenfield
Mining Claims Boundary
Libert
Map area
20Km
5 Km
2025 Drill targets
Mining Leases
Mining Claims
Lakes
Holes reported
Completed
Assays Pending
Planned Holes
ORLA
MUSSELWHITE

Figure 1: Musselwhite Plan View with Location of Reported and Planned Drill Holes

Deep Directional Drilling Update

Orla's 2025 deep directional drilling program at Musselwhite began in late May with three rigs and is targeting the northwest extension of the Mine Trend within an iron formation. Each mother hole will support two drill sections, spaced 200 and 400 metres apart in 2025, moving to consistent 200-metre spacing in 2026. Each section will include at least five daughter holes, with about 50 metres of vertical separation in one section.

In 2025, daughter holes are designed to test mineralization 400, 600, and 1,000 metres along strike from historical drilling, and 1,400, 1,600, and 2,000 metres from the current resource boundary (Figures 2–4a). To date, 8,000 of the planned 11,000 metres have been drilled, with results reported from the first four holes of a ~30-hole program



MUSSELWHITE MINE VERTICAL LONGITUNIDAL SECTION LOOKING W

Mother Hole # 3

Mother Hole # 2

Mother Hole # 1

1.6 Km

2 Km

25-PQE-011
1.0m @ 67.8 g/t

25-LNX-002
13m @ 15.8 g/t
25-LNX-003
10.1m @ 27.2 g/t

25-NSD02-001
4.1m @ 15.1 g/t

12-LNX-058
12.1m @ 90.5 g/t

17-PQE-021
0.8m @ 755.2 g/t

18-PQE-058
7.4m @ 112.6 g/t

19-PQE-002
24.3m @ 22.6 g/t

21-PQE-004
28.1m @ 20.7 g/t

25-RDW-025
15.1m @ 6.68 g/t
25-RDW-027
15.7m @ 6.89 g/t

07-DEL-052
13.7m @ 127.5 g/t

05-PQU-114
1.5m @ 445.6 g/t

25-RDW-037
16.0m @ 6.30 g/t

96-30
43.2m @ 11.9 g/t

S

500m

1000m

1500m

2000m

2 Km

**2024 Mineral
Reserve & Resource**

Reserve

Resource

Mineralized Area

Drillholes

Completed
(partial or pending assays)

Planned

Historical

Highlighted Intercepts

2025

PreOrla

Mine Trend

Banded Iron Formation

Figure 2: Musslewhite Mine Long Section Overview with Drill Result Highlights





Figure 3: Musselwhite Mine Trend Extension Long Section

Mother-Hole #1: Musselwhite Mine Trend Intersected

In late July, the first mother hole (25-NSD01-001) intersected the Mine Trend's favourable geological sequence, including the main target zone over a 7.9 metre interval from 2,014 to 2,022 metres (approximately 1,835 metres below surface), demonstrating continuity of the highly strained banded iron formation and quartz-pyrrhotite veining typically associated with gold mineralization (Figure 4b). The geology and gold mineralization encountered are both favourable and encouraging, suggesting that the Mine Trend, potentially hosting higher grades and wider intercepts typical of the Musselwhite Mine, may be encountered at greater depths along the section as additional daughter holes are completed. Most notable **assay results include:**

- Hole 25-NSD01-001: **0.7 metres at 8.04 g/t Au** and 0.3 metres at 12.6 g/t Au.



Daughter-Hole #1: Mine Trend Intersected

In August, the first daughter hole (25-NSD01-002W), drilled about 40 metres below the first mother hole, intersected the Mine Trend. The target zone was intercepted over a 6.7-metre interval between 2,026 and 2,033 metres depth (approximately 1,875 metres below surface) (Figure 4b). Most notable **assay results include:**

- Hole 25-NSD01-002W: **1.2 metres at 4.18 g/t Au**, including 0.7 metres at 5.22 g/t Au.

Mother-Hole #2: Mine Trend Intersected, High Grade (Visible Gold) Encountered

In early September, the second mother hole (25-NSD02-001) intersected the Mine Trend over an 18.8-metre interval between 2,096 and 2,115 metres depth (about 1,895 metres vertically from surface), with visible gold observed (Figure 4c).

The second mother hole returned high-grade gold, confirming the Mine Trend continues down plunge (Table 1, 2). The results from this hole and from mother-hole #1 build confidence in finding wider high-grade zones of gold mineralization typical of Musselwhite, as drilling progresses. Most notable assay results include:

- Hole 25-NSD02-001: **4.1 metres at 15.1 g/t Au** (from 2096.8 to 2100.9 m), including 0.3 metres at 21.0 g/t Au, 0.3 metres at 20.4 g/t Au, 0.4 metres at 19.3 g/t Au, and 0.5 metres at 19.0 g/t Au

Table 1: Mother-Hole #2 Target Zone Detailed Intersection

Hole ID	From (m)	To (m)	Core Length (m)	Au g/t
25-NSD002-001	2096.0	2096.5	0.5	0.49
25-NSD002-001	2096.5	2096.8	0.3	1.44
25-NSD002-001	2096.8	2097.3	0.5	**10.25**
25-NSD002-001	2097.3	2098.0	0.7	**13.22**
25-NSD002-001	2098.0	2098.3	0.3	**6.90**
25-NSD002-001	2098.3	2098.6	0.3	**20.96**
25-NSD002-001	2098.6	2099.1	0.5	**15.01**
25-NSD002-001	2099.1	2099.4	0.3	**20.35**
25-NSD002-001	2099.4	2099.7	0.3	**12.16**
25-NSD002-001	2099.7	2100.0	0.3	**15.67**
25-NSD002-001	2100.0	2100.5	0.5	**19.00**
25-NSD002-001	2100.5	2100.9	0.4	**19.26**
25-NSD002-001	2100.9	2101.2	0.3	1.78
25-NSD002-001	2101.2	2102.1	0.9	0.51

Mother-Hole #3: Favourable Mine Trend Geology Intersected

In mid-September, the third mother hole (25-NSD03-001) intersected the Mine Trend geology, including the target zone iron formation, over a 7.9 metre core length, from 2,296 to 2,304 metres (approximately 2,080 metres from surface) (Figure 4d). Assays are pending.



Remaining 2025 Drilling

The target zones for the remaining daughter holes planned for 2025 are expected to be reached by year-end, with assay results anticipated in late 2025 and early 2026. The 2026 program is anticipated to include additional drilling from the existing mother holes, targeting 200-metre spacing between sections to help establish a high-confidence inventory. Future drilling is also expected to test the potential extension from two to three kilometres beyond the current Musselwhite resource and reserve area.

1. Underground Drilling Update

The underground drilling program, initiated in early March 2025, has drilled 19,100 metres across 76 holes. Assay results have been received for 37 of the 76 holes, with drilling efforts primarily concentrated on the Redwings, Lynx, and PQE zones (Figure 5, 6, 7; Table 3).

High-grade mineralization has been intersected in multiple holes, reinforcing geological continuity within known zones and identifying promising extensions. These drill results support ongoing efforts to replace and expand resources and reserves, underscoring the potential for continued growth and long-term mine life extension. Notable intercepts include:

Redwings Zone

- **15.7 metres at 6.89 g/t Au** (11.7 m true width) (25-RDW-027)
- **6.2 metres at 12.2 g/t Au** (4.1 m true width) (25-RDW-024)
- **15.1 metres at 6.68 g/t Au** (13.2 m true width) (25-RDW-025)
- **16.0 metres at 6.3 g/t Au** (11.8 true width) (25-RDW-037)

Lynx Zone

- **13.0 metres at 15.8 g/t Au** (13.0 m true width) (25-LNX-002)
- **10.1 metres at 27.2 g/t Au** (6.7 m true width) (25-LNX-003)
- **7.4 metres at 9.87 g/t Au** (7.3 m true width) (25-LNX-004)

PQE Zone

- **1.0 metre at 67.8 g/t Au** (0.9 metres true width) (25-PQE-011)
- **2.9 metres at 14.0 g/t Au** (2.1 m true width) (25-PQE-009)

2. Near-Mine Exploration

Near mine surface exploration was previously focused on two nearby zones - Camp Bay and Karl Zeemal, which were identified as having open-pit potential. Evaluations to advance both zones into resource categories are underway. Orla's 2025 near-mine surface drill program, which began in early June, is targeting extensions of these zones and following up on other significant intersections near the operation.

To date, 5,500 metres have been drilled from surface across the Camp Bay, Bottenfield, Karl Zeemal, and Midway targets, all located within a 10-kilometre radius of the Musselwhite mine and mill (Figure 1, 8, 9, 10; Table 4). Camp Bay and Bottenfield are linked to historical banded iron



formation drill intersections and gold occurrences in grab samples, while Karl Zimmel and Midway are located along the southern extension of the Mine Trend.

Only part of the planned near-mine drill holes has been completed at some targets (e.g., Camp Bay), with the remainder deferred to winter 2026 to allow access over frozen ground. Several of these planned holes are designed to test extensions of significant historical intersections, such as 22.7 metres at 5.28 g/t Au in Hole 0030 at Camp Bay (Dome Exploration, 1976). It is hoped that the planned program will provide meaningful insights into the continuity and potential of the mineralized zones.

Notable intercepts received to date include:

Camp Bay:

- **2.7 metres at 2.59 g/t incl. 0.6 m at 6.07 g/t Au** at 9.20 metres downhole (25-CMP-001)
- **14.7 metres at 0.74 g/t Au incl. 0.3 m at 7.11 g/t Au and 0.3 m @ 6.59 g/t Au** at 18.7 metres downhole (25-CMP-002)

True width of Camp Bay intercepts is uncertain due to insufficient geological control on orientation of gold mineralization.

Bottenfield:

- **14.6 metres at 0.58 g/t Au** at 150.7 metres downhole (25-BOT-001)
- **12.0 metres at 0.46 g/t Au** (true width ~11.1 metres) at 223 metres downhole (25-BOT-003)

True width of 25-BOT-001 intercept uncertain due to insufficient geological control on orientation of gold mineralization.

Karl Zeemal:

- **4.4 metres at 1.37 g/t Au** at 26.7 metres downhole and **1.4 metres at 2.44 g/t Au** at 52.4 metres downhole (25-KAZ-003)

True width of Karl Zeemal intercept uncertain due to insufficient geological control on orientation of gold mineralization.

Next Steps and Outlook

Remaining 2025 Program: Additional daughter holes from existing mother holes are expected to reach target zones by year-end, with assay results anticipated in the fourth quarter 2025 and the first quarter 2026.

2026 Planning: The program is expected to include infill drilling at 200-metre spacing to establish high-confidence inventory and test potential extensions up to three kilometres from current resources.

Resource Growth: With greater confidence in expansion potential, Musselwhite will be positioned to pursue opportunities that increase throughput, enhance gold production, and extend mine life significantly beyond current projections.



Additional Technical Information

All mineralized interval lengths reported are down-hole intervals, with true width estimates ranging from 30-100% for the reported interval. True widths are not estimated in cases where there is insufficient geological control on gold mineralization. See Tables 1 to 3 in the Appendix of this news release for estimated true widths of individual composites. A minimum sampling length of 0.30 m is used for both underground and surface drilling. The reported composites were not subject to "capping" of high grades. Orla believes that applying a top cut would have a negligible effect on overall grades.

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 ("NI 43-101").

To verify the information related to the 2025 drilling program at the Musselwhite property, Mr. Guerard has visited the property in September 2025, discussed logging, sampling, and sample shipping processes with responsible site staff, discussed and reviewed assay and QA/QC results with responsible personnel, and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control – 2025 Drill Program and Historical Drilling

Gold results at Musselwhite were obtained at ALS Canada Inc. ("ALS") or SGS Canada Inc. ("SGS") using fire assay fusion and an atomic absorption spectroscopy finish (ALS: Au-AA23, SGS: GE_FAA30V5). If samples returned gold values greater than 10 ppm, samples are re-run with gold by fire assay and gravimetric finish (ALS: Au-GRA21, SGS: GO_FAG30V). Gold results were also obtained at ALS using PhotonAssay™ on two aliquots of 500 g of crushed sample (ALS: Au-PA01).

Drill program design, Quality Assurance/Quality Control (QAQC) and interpretation of results were performed by qualified persons employing a QAQC program consistent with NI 43-101 and industry best practices. For Fire Assay analyses, standards were inserted at a frequency of four in every 100 samples, and blanks were inserted at a frequency of four in every 100 samples; additionally, eight SGS/ALS internal quality control samples are randomly placed in each tray of 84 samples. The eight quality control samples include one method blank, one prep blank, one crush duplicate, two pulp replicates and three OREAS certified reference materials (CRM).

ALS and SGS are both independent of Orla. ALS is an ISO-17025 accredited laboratory for photon assay methods. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at Musselwhite.

For additional information on Musslewhite, see the Musselwhite Report (as defined below) and the Company's press release dated April 1, 2025 (Orla Mining Launches $25M Exploration Drilling Program to Expand Reserves and Resources and Extend Musselwhite Mine Trend).

Historical drill results at Musselwhite were completed by Goldcorp. Inc. ("Goldcorp") and/or Newmont, the prior owners of the project. The Company's independent qualified person, DRA Americas, Inc. was of the opinion that the drilling and sampling procedures for Musselwhite drill samples by Goldcorp and Newmont were reasonable and adequate for the purposes of the Musselwhite Report, and that the Goldcorp and Newmont QA/QC program met or exceeded



industry standards. See the Company's NI 43-101 technical report for the project entitled "*Technical Report – Musselwhite Mine Project, Ontario, Canada*" with an effective date of November 18, 2024 (the "Musselwhite Report") for additional information.

The underground mineral reserve estimate for Musselwhite consists of 892 koz gold of proven reserves (4,148 k tonnes at 6.69 g/t gold) and 635 koz gold of probable reserves (3,234 k tonnes at 6.10 g/t gold). The mineral reserve estimate has an effective date of December 31, 2024.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

Appendix:

GOLDCORP / NEWMONT MINING [2018-2019] VERTICAL SECTION (+/-50M) - LOOKING N



Lake
Mine Grid
Orla Deep Directional Drill Plan
2 Km
Lake
Mine Trend
Au GXM
> 150
50 - 150
30 - 50
20 - 30
10 - 20
5 - 10
< 5
2g/t Au cog
ORLA MUSSELWHITE
Historical section 1km from MSW operations
1500m
1600m
1700m
1800m
1900m
Felsic Volcanic
Banded Iron Formation
Target Horizon
Upper Volcanic
Basement Volcanic
19-NSD-002
7.5m @ 11.6g/t
incl. 5.6m @ 20.7g/t
incl. 3.4m @ 23.6g/t
18-NSD-003
0.6m @ 116.9g/t
incl. 0.3m @ 226g/t
18-NSD-003
0.6m @ 13.3g/t
18-NSD-003
1.2m @ 7.03g/t Au
incl. 0.4m @ 15.0g/t Au
19-NSD-003
9.1m @ 23.4g/t
incl. 7.9m @ 26.3g/t
19-NSD-002
13.4m @ 16.2g/t
incl. 5.6m @ 20.7g/t
incl. 3.4m @ 23.6g/t
18-NSD-006
4.6m @ 8.37g/t
8.2m @ 17.5g/t
incl. 5.7m @ 24.1g/t
18-NSD-005
16.8m @ 9.29g/t
incl. 2.0m @ 18.4g/t
incl. 7.2m @ 14.9g/t
6.1m @ 6.81g/t
incl. 1.5m @ 17.1g/t
18-NSD-004
12.5m @ 5.20g/t
incl. 0.8m @ 10.1g/t
incl. 1.7m @ 16.2g/t
18-NSD-001
0.5m @ 10.4g/t
200m
Composites cut off grade 2.0g/t Au, minimum length 1.5m, maximum consecutive internal waste 2m

Figure 4a: Mine Trend Extension - Historical Section Plan View and Cross-Section

MINE TREND EXTENSION - VERTICAL SECTION (+/-100M) - LOOKING N



Lake
Mine Grid
Orla Deep Directional Drill Plan
2 Km
Lake
Mine Trend
Au GXM
> 150
50 - 150
30 - 50
20 - 30
10 - 20
5 - 10
< 5
2g/t Au cog
ORLA MUSSELWHITE
1600m
1700m
1800m
1900m
2000m
Banded Iron Formation
Target Horizon
Assays Pending
Felsic Volcanic
25-NSD01-001
0.7m @ 8.04 g/t
25-NSD01-001
0.3m @ 12.6 g/t
Planned Holes
25-NSD01-002W
1.2m @ 4.18 g/t
Assays Pending
Upper Volcanic
Basement Volcanic
200m
Composites cut off grade 2.0g/t Au, minimum length 1.5m, maximum consecutive internal waste 2m

Figure 4b: Mine Trend Extension – Mother-Hole #1 Plan View and Cross-Section





Figure 4c: Mine Trend Extension – Mother-Hole #2 Plan View and Cross-Section

Figure 4d: Mine Trend Extension – Mother-Hole #3 Plan View and Cross-Section





Figure 5: Musslewhite Mine Underground Long Section Overview





Figure 6 - Redwings Cross-Section



Figure 7: Lynx and PQE Cross Section


CAMP BAY
N
Camp Zone
Bay Zone
West Anticline Zone
Historical workings
03-TRE-005
11m @ 6.96g/t
incl. 1m @ 66.3g/t
1m @ 24.7g/t
25-CMP-003 (Partial)
6.0m @ 0.45g/t
1.0m @ 3.07g/t
25-CMP-004
25-CMP-005
Assays Pending
25-CMP-001 (Partial)
2.7m @ 2.59g/t
incl. 0.6m @ 6.07g/t
25-CMP-002
14.7m @ 0.74g/t
incl. 0.3m @ 7.11g/t
incl. 0.3m @ 6.59g/t
08-WAT-007
23m @ 2.62g/t
incl. 4m @ 10.1g/t
0030
22.7m @ 5.28g/t
incl. 4.2m @ 21.1g/t
0066
11.4m @ 4.92g/t
incl. 2.1m @ 13.7g/t
incl. 2.7m @ 7.62g/t
2 Km
Background
Aeromagnetic Reduced to Pole Tilt Derivative
Composites cut off grade 0.4g/t Au, minimum length 5m, maximum consecutive internal waste 4.4m
Drillholes
Completed
(partial or pending assays)
Planned
Target Area
Au (g/t) X Thickness (m)
> 150
50 - 150
30 - 50
20 - 30
10 - 20
5 - 10
< 5
Composites
Reported in this press release
Historic holes
Historical workings
MUSSELWHITE

Figure 8: Camp Bay Surface Plan with Historical and New Drill Result Highlights





BOTTENFIELD
N
0580
1.3m @ 11.80g/t
incl. 0.3m @ 45.87g/t
25-BOT-001
6.7m @ 0.56g/t
incl. 0.3m @ 6.37g/t
14.6m @ 0.58g/t
0577
14.4m @ 0.83g/t
33m @ 0.73g/t
19-BOT-003
3.3m @ 3.94g/t
25-BOT-002 (Partial)
6.9m @ 0.48g/t
25-BOT-003 (Partial)
12.0m @ 0.46g/t
3.6m @ 0.92g/t
25-BOT-005A
4.7m @ 2.19g/t
incl. 0.4m @ 5.52g/t
Mining Claims
Background
Aeromagnetic Reduced to Pole Tilt Derivative
2 Km
Composites cut off grade 0.4g/t Au, minimum length 5m, maximum consecutive internal waste 4.4m
Drillholes
Completed
(partial or pending assays)
Planned
Target Area
Au (g/t) X Thickness (m)
> 150
50 - 150
30 - 50
20 - 30
10 - 20
5 - 10
< 5
Composites
Reported in this press release
Historic holes
ORLA MUSSELWHITE

Figure 9: Bottenfield Surface Plan with Historical and New Drill Result Highlights



KARL ZEEMAL
N
Midway Target
Mining Claims
Karl Zeemal Extension
25-KAZ-003 (Partial)
3.8m @ 1.32g/t
1.1m @ 3.10g/t
05-KAZ-057
15.6m @ 2.26g/t
incl. 1.4m @ 14.6g/t
05-KAZ-021
7.6m @ 5.98g/t
incl. 3.9m @ 8.63g/t
Background
Aeromagnetic, Reduced to Pole Tilt Derivative
2 Km
Composites cut off grade 0.4g/t Au, minimum length 5m, maximum consecutive internal waste 4.4m
Drillholes
Completed
(partial or pending assays)
Planned
Target Area
Au (g/t) X Thickness (m)
> 150
50 - 150
30 - 50
20 - 30
10 - 20
5 - 10
< 5
Composites
Reported in this press release
Historic holes
ORLA MUSSELWHITE

Figure 10: Karl Zeemal Surface Plan Drill Result Highlights

Table 2: Deep Directional Intersection Detailed Highlights

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Method
25-NSD01-001	1974.8	0.7	0.7	8.0	Fire Assay
and	1992.3	0.3	0.3	12.6	Fire Assay
25-NSD01-002W	2026.3	1.2	1.1	4.18	Photon Assay
25-NSD02-001	2091.5	0.4	0.4	10.5	Photon Assay
and	2096.8	4.1	4.0	15.1	Photon Assay



Table 3: Underground Drill Intersection Detailed Highlights

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Including 10.0g/t Au COG
25-LNX-002	103.0	9.5	9.5	3.33	
and	214.0	13.0	13.0	15.8	12.3m @ 16.6g/t Au
25-LNX-003	251.9	10.1	6.7	27.2	7.8m @ 34.1g/t Au
25-LNX-004	229.6	7.4	7.3	9.87	5.3m @ 12.2g/t Au
25-LNX-005	140.4	8.2	4.7	5.26	0.3m @ 73.5g/t Au
25-LNX-006	269.3	2.6	2.0	12.1	1.6m @ 16.9g/t Au
25-LNX-008	225.4	5.6	4.8	5.53	0.4m @ 13.3g/t Au 1m @ 13.8g/t Au
25-LNX-011	268.0	7.5		6.49	1.8m @ 18.2g/t Au 0.3m @ 24.6g/t Au
25-PQE-009	341.4	2.9	2.1	14.0	0.6m @ 46g/t Au
25-PQE-011	238.0	1.0	0.9	67.8	1m @ 67.8g/t Au
25-RDW-023	270.1	2.2	2.1	22.9	0.9m @ 51g/t Au
25-RDW-024	244.0	4.6	4.5	6.89	1m @ 12.1g/t Au
and	264.0	6.2	4.1	12.2	1.6m @ 37.6g/t Au
25-RDW-025	238.4	15.1	13.2	6.68	0.9m @ 17.8g/t Au 2m @ 19.7g/t Au 0.5m @ 12.2g/t Au
25-RDW-027	237.3	15.7	11.7	6.89	7.4m @ 10.2g/t Au 0.4m @ 18.9g/t Au
25-RDW-032	65.5	6.7	6.4	6.16	1.4m @ 13.9g/t Au
25-RDW-037	59.7	4.7	3.9	6.57	0.6m @ 13g/t Au 0.7m @ 17.8g/t Au 2m @ 10.6g/t Au
and	66.6	16.0	11.8	6.30	1m @ 11.2g/t Au 1.3m @ 12.1g/t Au 0.3m @ 12.1g/t Au
25-RDW-038	51.1	3.5	3.0	9.17	2.1m @ 13.9g/t Au
25-RDW-049	244.9	9.1		4.49	0.6m @ 17.6g/t Au 0.5m @ 12.2g/t Au 0.3m @ 24g/t Au 0.4m @ 23.3g/t Au

Table 4: Near-Mine Drill Intersection Detailed Highlights

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Including 2.0g/t Au COG	Including 5.0g/t Au COG
25-BOT-001	150.70	14.60		0.58		
25-BOT-003	223.00	12.00	11.1	0.46		
25-BOT-005A	327.30	4.70	4.4	2.19	1m @ 3.05g/t Au 1.4m @ 3.3g/t Au	0.4m @ 5.52g/t Au
25-CMP-001	9.20	2.70		2.59	2m @ 3.11g/t Au	0.6m @ 6.07g/t Au
25-CMP-002	4.00	14.70		0.74	1.7m @ 3.31g/t Au	0.3m @ 7.11g/t Au 0.3m @ 6.59g/t Au
25-KAZ-003	26.70	3.80		1.32		

True width estimated where orientation of geological control on gold mineralization is certain.



Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the results of the Company's exploration drilling program at Musselwhite, including potential resource and reserve growth, production growth, the Company's ability to offset mining depletion extend mine life, potential satellite mill sources, extension of the mine trend; the Company's planned exploration programs, including the goals, objectives and timing thereof, and the Company's ability to find high-grade zones of gold mineralization; and the Company's goals and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources", "measured mineral resources" and "mineral resources" used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system (MJDS), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards.



Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.



Appendix: Drill Results

Table 1: MSW Deep Directional Drill Results

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Au GXM	Including 5.0g/t Au COG	Including 10.0g/t Au COG	Method
25-NSD01-001	1974.8	0.7	0.7	8.04	5.63	0.7m @ 8.04g/t Au		Fire Assay
25-NSD01-001	1992.3	0.3	0.3	12.6	3.78	0.3m @ 12.6g/t Au	0.3m @ 12.6g/t Au	Fire Assay
25-NSD01-002W	2026.3	1.2	1.1	4.18	5.02	0.7m @ 5.22g/t Au		Photon Assay
25-NSD02-001	2091.5	0.4	0.4	10.5	4.22	0.4m @ 10.5g/t Au	0.4m @ 10.5g/t Au	Photon Assay
25-NSD02-001	2096.8	4.1	4.0	15.1	61.89	4.1m @ 15.1g/t Au	4.1m @ 15.1g/t Au	Photon Assay

Criteria: Cut off grade 2 g/t Au, minimum length 1.5m, maximum consecutive internal waste 2 m, if Au grade x length > 3 the composite will be added
Price Assumptions: Au = 1750usd oz

Table 2: MSW Underground Drill Results

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Au GXM	Including 5.0g/t Au COG	Including 10.0g/t Au COG
25-LNX-001	122.0	1.0	1.0	12.0	12.00	1m @ 12g/t Au	1m @ 12g/t Au
25-LNX-001	185.0	1.0	1.0	3.65	3.65		
25-LNX-001	207.8	1.6	1.6	2.89	4.62	0.4m @ 7.81g/t Au	
25-LNX-001	212.0	5.6	4.1	2.80	15.68	0.5m @ 5.77g/t Au	
25-LNX-002	42.6	2.9		1.64	4.74		
25-LNX-002	103.0	9.5	9.5	3.33	31.60	1.4m @ 6.49g/t Au 1m @ 7.05g/t Au	
25-LNX-002	186.9	1.1		4.28	4.71	0.4m @ 9.7g/t Au	
25-LNX-002	214.0	13.0	13.0	15.8	205.96	12.3m @ 16.6g/t Au	12.3m @ 16.6g/t Au
25-LNX-003	111.8	1.7		4.88	8.29	0.7m @ 5.59g/t Au	
25-LNX-003	211.0	1.0		3.86	3.86		
25-LNX-003	243.0	1.0		3.01	3.01		
25-LNX-003	251.9	10.1	6.7	27.2	274.29	8.8m @ 30.8g/t Au	7.8m @ 34.1g/t Au
25-LNX-004	175.0	1.0		6.10	6.10	1m @ 6.1g/t Au	
25-LNX-004	229.6	7.4	7.3	9.87	73.05	6m @ 11.6g/t Au	5.3m @ 12.2g/t Au
25-LNX-004	248.0	1.0	0.8	11.6	11.60	1m @ 11.6g/t Au	1m @ 11.6g/t Au
25-LNX-005	140.4	8.2	4.7	5.26	43.10	1.5m @ 19.3g/t Au 1.6m @ 5.06g/t Au	0.3m @ 73.5g/t Au
25-LNX-005	260.2	0.8	0.4	15.4	12.32	0.8m @ 15.4g/t Au	0.4m @ 22.2g/t Au
25-LNX-005	337.0	0.6	0.4	9.22	5.53	0.6m @ 9.22g/t Au	
25-LNX-006	126.0	1.3		2.39	3.11		
25-LNX-006	219.5	1.5	1.2	7.21	10.82	0.7m @ 11.6g/t Au	0.7m @ 11.6g/t Au
25-LNX-006	229.0	1.0		4.08	4.08		
25-LNX-006	259.9	0.6	0.4	8.49	5.09	0.6m @ 8.49g/t Au	
25-LNX-006	269.3	2.6	2.0	12.1	31.41	1.6m @ 16.9g/t Au	1.6m @ 16.9g/t Au
25-LNX-007	221.0	1.0		3.75	3.75		

25-LNX-008	105.8	3.6	3.0	7.56	27.21	0.3m @ 66.4g/t Au	0.3m @ 66.4g/t Au
25-LNX-008	220.0	3.3	2.8	6.64	21.91	1.6m @ 12.7g/t Au	1.6m @ 12.7g/t Au
25-LNX-008	225.4	5.6	4.8	5.53	30.98	1.9m @ 6.81g/t Au 1m @ 13.8g/t Au	0.4m @ 13.3g/t Au 1m @ 13.8g/t Au
25-LNX-009	46.6	1.4		2.50	3.49		
25-LNX-009	112.5	1.6		8.80	14.09	1.6m @ 8.8g/t Au	
25-LNX-009	118.1	1.7		3.99	6.78	0.4m @ 7.36g/t Au	
25-LNX-009	229.5	2.1		3.82	8.02	0.8m @ 6.43g/t Au	
25-LNX-009	235.0	1.8	1.4	16.3	29.28	0.9m @ 28.1g/t Au	0.9m @ 28.1g/t Au
25-LNX-010	127.5	0.9	0.6	5.78	5.20	0.9m @ 5.78g/t Au	
25-LNX-010	130.5	4.4	3.0	5.37	23.63	3.1m @ 6.55g/t Au	0.5m @ 12.8g/t Au
25-LNX-010	228.0	1.0	1.0	8.54	8.54	1m @ 8.54g/t Au	
25-LNX-010	292.5	3.8	2.3	2.60	9.89	0.5m @ 5.43g/t Au	
25-LNX-011	129.0	4.1	3.0	6.19	25.39	1.5m @ 13g/t Au	1m @ 16.8g/t Au
25-LNX-011	226.5	0.5		6.18	3.09	0.5m @ 6.18g/t Au	
25-LNX-011	264.0	0.9		4.58	4.12		
25-LNX-011	268.0	7.5	5.2	6.49	48.68	1.8m @ 18.2g/t Au 0.7m @ 16.1g/t Au	1.8m @ 18.2g/t Au 0.3m @ 24.6g/t Au
25-PQE-008	152.3	0.5	0.4	6.08	3.04	0.5m @ 6.08g/t Au	
25-PQE-008	226.0	6.0	3.6	3.28	19.68	1m @ 6.19g/t Au 0.5m @ 15.7g/t Au	0.5m @ 15.7g/t Au
25-PQE-008	358.0	1.0	0.6	5.05	5.05	1m @ 5.05g/t Au	
25-PQE-009	131.5	0.9		6.99	6.29	0.9m @ 6.99g/t Au	
25-PQE-009	155.0	1.9	0.8	11.58	22.00	1.9m @ 11.6g/t Au	1m @ 16g/t Au
25-PQE-009	228.0	3.6		3.38	12.17	0.5m @ 5.21g/t Au 1m @ 5.47g/t Au	
25-PQE-009	288.0	1.0	0.4	4.15	4.15		
25-PQE-009	341.4	2.9	2.1	13.99	40.57	2.9m @ 14g/t Au	0.6m @ 46g/t Au
25-PQE-010	92.0	1.0		5.30	5.30	1m @ 5.3g/t Au	
25-PQE-010	101.7	0.5	0.3	16.00	8.00	0.5m @ 16g/t Au	0.5m @ 16g/t Au
25-PQE-010	276.0	1.0	0.3	5.36	5.36	1m @ 5.36g/t Au	
25-PQE-010	308.0	2.0		3.42	6.84		
25-PQE-010	319.0	2.0	1.3	14.50	28.99	2m @ 14.5g/t Au	1m @ 19.9g/t Au
25-PQE-011	88.7	0.6		23.60	14.16	0.6m @ 23.6g/t Au	0.6m @ 23.6g/t Au
25-PQE-011	125.0	0.9		12.10	10.89	0.9m @ 12.1g/t Au	0.9m @ 12.1g/t Au
25-PQE-011	195.0	0.5		8.88	4.44	0.5m @ 8.88g/t Au	
25-PQE-011	238.0	1.0	0.9	67.80	67.80	1m @ 67.8g/t Au	1m @ 67.8g/t Au
25-PQE-011	257.1	4.9	4.5	4.04	19.79	0.9m @ 5.53g/t Au 1m @ 5.14g/t Au 1m @ 6.86g/t Au	
25-RDW-023	270.1	2.2	2.1	22.92	50.42	0.9m @ 51g/t Au	0.9m @ 51g/t Au
25-RDW-023	280.0	6.0	5.4	4.03	24.18	1m @ 5.55g/t Au 1m @ 7.94g/t Au	
25-RDW-024	61.9	2.4		2.22	5.32	0.3m @ 8.8g/t Au 0.3m @ 8.67g/t Au	
25-RDW-024	215.0	2.0	2.0	7.79	15.57	1m @ 11.7g/t Au	1m @ 11.7g/t Au
25-RDW-024	244.0	4.6	4.5	6.89	31.69	4.6m @ 6.89g/t Au	1m @ 12.1g/t Au
25-RDW-024	253.0	2.0		2.28	4.56		
25-RDW-024	264.0	6.2	4.1	12.23	75.84	2.6m @ 25.9g/t Au	1.6m @ 37.6g/t Au
25-RDW-024	276.5	1.0		3.02	3.02		
25-RDW-024	311.0	1.0		10.80	10.80	1m @ 10.8g/t Au	1m @ 10.8g/t Au
25-RDW-025	84.3	0.7		6.06	4.24	0.7m @ 6.06g/t Au	
25-RDW-025	119.5	0.7		5.09	3.56	0.7m @ 5.09g/t Au	
25-RDW-025	218.2	0.8		7.60	6.08	0.8m @ 7.6g/t Au	



25-RDW-025	238.4	15.1	13.2	6.68	100.92	5.5m @ 11.7g/t Au 2.5m @ 7.5g/t Au	0.9m @ 17.8g/t Au 2m @ 19.7g/t Au 0.5m @ 12.2g/t Au
25-RDW-025	310.5	4.4	3.5	5.52	24.28	2.5m @ 6.4g/t Au	
25-RDW-026	59.0	1.0		4.03	4.03		
25-RDW-026	67.4	0.3		17.10	5.13	0.3m @ 17.1g/t Au	0.3m @ 17.1g/t Au
25-RDW-026	72.5	0.7		6.24	4.37	0.7m @ 6.24g/t Au	
25-RDW-026	90.1	4.4		3.35	14.75	0.7m @ 8.37g/t Au	
25-RDW-026	129.3	0.7		10.20	7.14	0.7m @ 10.2g/t Au	0.7m @ 10.2g/t Au
25-RDW-026	279.2	2.7	2.7	7.41	20.01	2m @ 9.07g/t Au	0.7m @ 12.4g/t Au 0.3m @ 15.4g/t Au
25-RDW-026	286.0	0.4	0.3	30.80	12.32	0.4m @ 30.8g/t Au	0.4m @ 30.8g/t Au
25-RDW-026	344.4	1.1		3.34	3.67		
25-RDW-026	348.3	2.7		2.36	6.37		
25-RDW-027	61.6	0.3		11.80	3.54	0.3m @ 11.8g/t Au	0.3m @ 11.8g/t Au
25-RDW-027	65.3	2.2		4.91	10.79	0.3m @ 18.9g/t Au 0.6m @ 7.7g/t Au	0.3m @ 18.9g/t Au
25-RDW-027	86.0	0.3		10.60	3.18	0.3m @ 10.6g/t Au	0.3m @ 10.6g/t Au
25-RDW-027	131.0	0.7		7.15	5.01	0.7m @ 7.15g/t Au	
25-RDW-027	218.2	2.6	2.6	2.69	6.98	0.3m @ 12.7g/t Au	0.3m @ 12.7g/t Au
25-RDW-027	223.5	2.0		2.31	4.61		
25-RDW-027	237.3	15.7	11.7	6.89	108.25	9.5m @ 9.56g/t Au	7.4m @ 10.2g/t Au 0.4m @ 18.9g/t Au
25-RDW-027	276.3	2.1	1.9	6.99	14.68	2.1m @ 6.99g/t Au	0.7m @ 12.3g/t Au
25-RDW-027	309.0	5.5	5.2	4.16	22.87	2.3m @ 5.29g/t Au 0.6m @ 8.98g/t Au	
25-RDW-028	25.1	0.8		4.32	3.46		
25-RDW-028	67.8	3.0		2.67	8.01	0.3m @ 14.6g/t Au	0.3m @ 14.6g/t Au
25-RDW-028	197.5	1.1	1.0	5.48	6.03	1.1m @ 5.48g/t Au	0.3m @ 13.5g/t Au
25-RDW-028	236.0	0.6		6.69	4.02	0.6m @ 6.69g/t Au	
25-RDW-028	240.4	1.5	1.4	6.68	10.02	1.2m @ 7.33g/t Au	
25-RDW-028	275.3	6.6	4.9	3.19	21.04	0.4m @ 32.7g/t Au	0.4m @ 32.7g/t Au
25-RDW-028	313.6	0.8		6.35	5.08	0.8m @ 6.35g/t Au	
25-RDW-028	317.4	0.6	0.5	11.20	6.72	0.6m @ 11.2g/t Au	0.6m @ 11.2g/t Au
25-RDW-029	55.4	0.3		12.30	3.69	0.3m @ 12.3g/t Au	0.3m @ 12.3g/t Au
25-RDW-030	78.9	0.9	0.5	7.63	6.87	0.9m @ 7.63g/t Au	
25-RDW-032	65.5	6.7	6.4	6.16	41.27	3m @ 9.26g/t Au	1.4m @ 13.9g/t Au
25-RDW-033	49.0	2.4	1.6	3.75	8.99	0.8m @ 5.47g/t Au	
25-RDW-033	59.0	1.6	1.1	5.90	9.44	1m @ 7.62g/t Au	
25-RDW-033	71.6	5.4	4.8	5.37	29.00	2m @ 9.53g/t Au 0.5m @ 5.95g/t Au	0.4m @ 11.5g/t Au
25-RDW-034	43.6	1.0	1.0	4.43	4.43		
25-RDW-035	21.5	1.0		3.89	3.89		
25-RDW-035	67.0	1.0	1.0	6.96	6.96	1m @ 6.96g/t Au	
25-RDW-037	59.7	4.7	3.9	6.57	30.87	2.9m @ 8.97g/t Au	0.6m @ 13g/t Au 0.7m @ 17.8g/t Au
25-RDW-037	66.6	16.0	11.8	6.30	100.76	10.1m @ 7.35g/t Au 2.6m @ 8.33g/t Au	2m @ 10.6g/t Au 1m @ 11.2g/t Au 1.3m @ 12.1g/t Au 0.3m @ 12.1g/t Au
25-RDW-038	51.1	3.5	3.0	9.17	32.10	2.1m @ 13.9g/t Au	2.1m @ 13.9g/t Au
25-RDW-038	60.5	1.6	1.6	8.79	14.07	1.6m @ 8.79g/t Au	0.8m @ 15.6g/t Au
25-RDW-038	72.6	4.4	4.3	2.52	11.09		
25-RDW-039	45.6	3.7	3.3	3.88	14.34	0.9m @ 12.4g/t Au	0.9m @ 12.4g/t Au
25-RDW-040	40.8	1.8	1.6	4.50	8.11	0.4m @ 9.76g/t Au	
25-RDW-040	58.6	0.7	0.5	5.05	3.53	0.4m @ 6.95g/t Au	



25-RDW-040	67.3	1.0	1.0	3.14	3.14	0.3m @ 5.56g/t Au	
25-RDW-040	79.1	0.9	0.9	4.87	4.38		
25-RDW-041	44.6	0.8	0.8	4.36	3.49		
25-RDW-041	73.6	1.3	1.3	4.91	6.38	0.6m @ 7.79g/t Au	
25-RDW-043	37.4	0.6		7.50	4.50	0.6m @ 7.5g/t Au	
25-RDW-043	57.8	1.0	0.8	10.20	10.20	1m @ 10.2g/t Au	1m @ 10.2g/t Au
25-RDW-043	74.2	2.6		4.01	10.43	1m @ 6.21g/t Au	
25-RDW-044	7.0	1.0	0.9	9.22	9.22	1m @ 9.22g/t Au	
25-RDW-044	17.1	0.9	0.8	4.01	3.61		
25-RDW-044	140.0	2.0	1.8	2.24	4.47		
25-RDW-045	74.8	1.0		5.68	5.68	1m @ 5.68g/t Au	
25-RDW-045	200.1	4.2		3.33	14.00	1m @ 5.5g/t Au	
25-RDW-047	51.0	1.0		8.70	8.70	1m @ 8.7g/t Au	
25-RDW-047	150.5	2.5		2.02	5.06		
25-RDW-047	204.8	1.4	1.4	9.77	13.68	1.4m @ 9.77g/t Au	0.6m @ 18.3g/t Au
25-RDW-047	250.0	1.0		4.39	4.39		
25-RDW-048	4.0	5.0		2.56	12.79		
25-RDW-048	12.6	1.0		6.51	6.51	1m @ 6.51g/t Au	
25-RDW-048	21.0	1.0		4.76	4.76		
25-RDW-048	160.0	0.7		6.48	4.53	0.7m @ 6.48g/t Au	
25-RDW-048	187.0	3.1		2.26	7.02		
25-RDW-048	194.2	2.8		3.77	10.55	0.8m @ 7.19g/t Au	
25-RDW-049	157.2	3.8	3.2	5.46	20.73	1.8m @ 8.83g/t Au	0.8m @ 11.9g/t Au
25-RDW-049	244.9	9.1	7.7	4.49	40.83	4.4m @ 6.2g/t Au 0.4m @ 23.3g/t Au	0.6m @ 17.6g/t Au 0.5m @ 12.2g/t Au 0.3m @ 24g/t Au 0.4m @ 23.3g/t Au
25-RDW-049	292.7	3.9		2.12	8.27	0.5m @ 5.7g/t Au	

Criteria: Cut off grade 2.0 g/t Au, minimum length 1.5 m, maximum consecutive internal waste 2 m, if Au grade x length > 3 the composite will be added
Price Assumptions: Au = 1750usd oz

Table 3: MSW Near-Mine Drill Results

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Au GXM	Including 2.0g/t Au COG	Including 5.0g/t Au COG
25-BOT-001	124.5	6.7		0.56	3.76		0.3m @ 6.37g/t Au
25-BOT-001	150.7	14.6		0.58	8.51		
25-BOT-002	97.0	6.9	6.4	0.48	3.34		
25-BOT-003	223.0	12.0	11.1	0.46	5.53		
25-BOT-003	265.4	3.6	3.4	0.92	3.30		
25-BOT-005A	327.3	4.7	4.4	2.19	10.28	1m @ 3.05g/t Au 1.4m @ 3.3g/t Au	0.4m @ 5.52g/t Au
25-CMP-001	9.2	2.7		2.59	7.00	2m @ 3.11g/t Au	0.6m @ 6.07g/t Au
25-CMP-002	4.0	14.7		0.74	10.89	1.7m @ 3.31g/t Au	0.3m @ 7.11g/t Au 0.3m @ 6.59g/t Au
25-CMP-003	29.0	6.0		0.45	2.73		
25-CMP-003	61.0	1.0		3.07	3.07	1m @ 3.07g/t Au	
25-KAZ-003	26.7	3.8		1.32	5.02		
25-KAZ-003	52.4	1.1		3.10	3.41	0.8m @ 3.77g/t Au	



Criteria: Cut off grade 0.4 g/t Au, minimum length 5m, maximum consecutive internal waste 4.4 m, if Au grade x length > 2the composite will be added
Price Assumptions: Au = 1750usd oz

Table 4: MSW Underground, Deep Directional and Near-Mine Drill Hole Collars

Hole ID	Coordinate X	Coordinate Y	Coordinate Z	Azimuth	Dip	Depth (m)
25-BOT-001	2538.3	9694.5	5307.8	135.4	-49.36	210.0
25-BOT-002	2003.0	9564.7	5303.5	134.8	-48.66	370.0
25-BOT-003	2003.0	9564.7	5303.5	135.0	-61.33	420.0
25-BOT-004	1897.1	9531.5	5307.6	135.1	-48.80	450.0
25-BOT-005	1897.1	9531.5	5307.6	135.7	-59.71	500.0
25-BOT-005A	1897.1	9531.5	5307.6	134.3	-59.70	339.0
25-CMP-001	7490.5	11150.9	5312.6	61.3	-54.82	200.0
25-CMP-002	7467.8	11140.5	5313.1	59.1	-49.15	100.0
25-CMP-003	7420.0	11374.9	5310.7	69.0	-55.01	174.0
25-KAZ-003	10382.0	3348.0	5318.0	71.7	-59.68	177.0
25-LNX-001	8216.3	14872.5	3949.1	90.4	-5.69	246.0
25-LNX-002	8216.2	14872.5	3949.3	90.4	1.38	252.0
25-LNX-003	8216.4	14872.5	3949.6	90.5	8.14	318.0
25-LNX-004	8216.4	14872.6	3949.5	90.6	5.71	297.0
25-LNX-005	8216.3	14872.5	3950.2	90.4	18.53	372.0
25-LNX-006	8216.3	14872.6	3949.9	90.2	13.24	327.0
25-LNX-007	8216.1	14871.9	3949.2	103.1	-1.95	252.0
25-LNX-008	8216.3	14871.9	3949.4	103.3	3.84	270.0
25-LNX-009	8216.2	14871.9	3949.7	103.0	9.84	281.0
25-LNX-010	8216.2	14871.9	3950.0	103.2	15.74	300.0
25-LNX-011	8216.2	14872.0	3950.2	101.3	18.88	318.0
25-NSD01-001	7707.0	15906.0	5303.0	86.2	-83.15	2097.0
25-NSD01-002W	7707.0	15906.0	5303.0	86.2	-83.15	2115.0
25-NSD02-001	7735.0	16329.0	5309.0	89.4	-84.47	2181.0
25-NSD02-002W	7735.0	16329.0	5309.0	89.4	-84.47	2071.0
25-NSD03-001	7779.0	16611.0	5307.0	67.1	-87.06	2379.0
25-PQE-008	8216.1	14872.5	3947.7	90.4	-71.12	405.0
25-PQE-009	8216.1	14872.5	3947.8	89.7	-66.78	384.0
25-PQE-010	8216.2	14872.5	3947.8	89.9	-63.44	354.0
25-PQE-011	8216.2	14872.5	3947.9	90.3	-58.56	333.0
25-RDW-023	8665.0	11973.4	4594.8	72.5	13.56	312.0
25-RDW-024	8665.0	11973.5	4595.0	72.0	17.29	312.0
25-RDW-025	8665.1	11973.5	4595.2	72.3	20.59	318.0
25-RDW-026	8665.0	11973.4	4595.7	72.6	28.47	375.0
25-RDW-027	8665.1	11973.4	4595.3	72.4	22.88	351.0
25-RDW-028	8665.0	11973.4	4595.5	72.3	25.54	360.0
25-RDW-029	8665.2	11973.5	4594.6	72.3	9.88	306.0
25-RDW-030	9079.0	9850.3	4910.7	91.0	-50.05	90.0
25-RDW-031	9079.2	9850.3	4910.7	91.0	-40.88	90.0
25-RDW-032	9079.3	9850.4	4911.1	89.9	-29.54	90.0
25-RDW-033	9079.5	9850.4	4911.3	89.6	-19.00	90.0
25-RDW-034	9079.5	9850.4	4911.5	90.1	-10.66	90.0
25-RDW-035	9079.4	9850.4	4911.8	89.6	-2.60	90.0

25-RDW-036	9079.4	9850.4	4912.3	89.3	6.30	102.0
25-RDW-037	9076.2	9900.8	4903.8	88.0	-25.80	117.0
25-RDW-038	9076.2	9900.8	4904.0	88.2	-19.33	90.0
25-RDW-039	9076.3	9900.8	4904.3	88.1	-11.45	90.0
25-RDW-040	9076.4	9900.8	4904.6	88.3	-3.12	90.0
25-RDW-041	9076.3	9900.8	4905.0	88.2	5.45	93.0
25-RDW-042	9076.2	9900.8	4905.5	88.3	12.73	90.0
25-RDW-043	9075.8	9900.8	4903.7	87.8	-32.81	96.0
25-RDW-044	8672.4	12449.3	4543.2	102.8	16.05	264.0
25-RDW-047	8672.4	12449.3	4543.9	102.8	27.76	285.0
25-RDW-048	8672.4	12449.3	4544.1	103.2	29.22	297.0
25-RDW-049	8672.4	12449.3	4544.3	102.9	33.45	321.0